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                             May 27, 2021

       John K. Delaney
       Chief Executive Officer
       Revolution Acceleration Acquisition Corp
       1717 Rhode Island Avenue, NW 10th floor
       Washington, D.C. 20036

                                                        Re: Revolution
Acceleration Acquisition Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 14, 2021
                                                            File No. 333-254539

       Dear Mr. Delaney:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 16, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed May 14, 2021

       Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 67

   1. We note your response to prior comment 9. In regard to footnote 3(A), please clarify the nature of "other
transaction costs" and how they were calculated. In regard to footnote
                                                        3(I), please tell us
how you calculated the reduction in stock-based compensation expense due to the repurchase
of 172,622 shares of vested common stock, which settled the partial recourse promissory
note issued to an executive officer.
   2. We note your response to prior comment 10. Please explain your accounting basis for concluding that the
balance and related accrued interest of the partial recourse secured promissory note issued
to Mr. Johnson should not be presented on the consolidated
                                                        balance sheets and
should rather be treated as an off-balance sheet arrangement. Please
 John K. Delaney
Revolution Acceleration Acquisition Corp
May 27, 2021
Page 2
      advise and tell us how you intend to account for the settlement of the promissory note through the repurchase of shares of common stock, including whether satisfaction of the note is considered part of the officer's compensation.
The Business Combination, page 163

3. We note your response to prior comment 18 and are unable to agree. Your registration statement is registering an exchange of shares to Berkshire Grey shareholders. Therefore, the representation that the merger will be a tax-free reorganization pursuant to Section
      368(a) of the Tax Code is directed at Berkshire Grey shareholders and must be supported by a tax opinion pursuant to Item 601(b)(8) of the Regulation S-K. See also Staff Legal
      Bulletin No. 19 (October 14, 2011) for further guidance.
Index to Financial Statements, page F-1

4. Please update your historical and pro forma financial statements to comply with Rule 8-
      08 and Rule 11-02, respectively, of Regulation S-X. Note that this comment also applies to corresponding disclosures throughout your Form S-4.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNameJohn K. Delaney
                                                      Division of Corporation
Finance
Comapany NameRevolution Acceleration Acquisition Corp
                                                      Office of Technology
May 27, 2021 Page 2
cc:       Blair T. Thetford, Esq.
FirstName LastName